Exhibit 12
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Year Ended December 31,
	2006	2005	2004	2003	2002

Pre-tax income from continuing
operations	$105,379	$69,344	$56,792	$49,312	$33,402

Fixed Charges:
Interest expense	$9,554	$9,579	$9,589	$6,289	$1,885
Amortized premiums	–	–	–	91	61
Interest component of rental expense(1)	570	565	486	411	352

Total Fixed Charges	$10,124	$10,144	$10,075	$6,791	$2,298

Pre-tax income from continuing operations plus fixed charges	$115,503	$79,488	$66,867	$56,103	$35,700

Ratio of Earnings to Fixed Charges	11.4x	7.8x	6.6x	8.3x	15.5x

	Quarter Ended	First Half Ended
	June 30, 2007	June 30, 2007
Pre-tax income	$30,740	$59,269

Fixed Charges:
Interest expense	$2,365	$4,752
Interest component of rental expense(1)	130	260

Total Fixed Charges	$2,495	$5,012

Pre-tax income plus fixed charges	$33,235	$64,281

Ratio of Earnings to Fixed Charges	13.3x	12.8x

(1)	Represents appropriate portion (1/3) of rental expense.